

Mail Stop 7010

April 14, 2009

Mr. Dan J. Cohrs
Executive VP and CFO
Rentech, Inc.
10877 Wilshire Boulevard, Suite 710
Los Angeles, CA 90024

> **RE: Forms 10-K and 10-K/A for the fiscal year ended September 30, 2008**
> **Form 10-Q for the period ended December 31, 2008**
> **File No. 1-15795**

Dear Mr. Cohrs:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief